UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Conrad A. Conrad
   15501 North Dial Boulevard
Suite 2212
   AZ, Scottsdale 85260-1619
2. Issuer Name and Ticker or Trading Symbol
   The Dial Corporation (DL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   1/29/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President & Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
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The Dial Corporation|      |      |    | |                  |   |           |12000              |D     |                           |
 Common Stock       |      |      |    | |                  |   |           |                   |      |                           |
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The Dial Corporation|      |      |    | |                  |   |           |554.216            |I     |By 401(k) Savings Plan     |
 Common Stock (401(K|      |      |    | |                  |   |           |                   |      |                           |
) Stock Holdings)   |      |      |    | |                  |   |           |                   |      |                           |
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The Dial Corporation|1/29/ |      |I   | |1.634504          |A  |19.07      |1355.322256 1      |D     |                           |
 Common Stock (Emplo|2003  |      |    | |                  |   |           |                   |      |                           |
yee Stock Purchase P|      |      |    | |                  |   |           |                   |      |                           |
lan)                |      |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
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Options - Rig|13.9850 |       |      |    | |           |   |2    |08/31|The Dial Cor|       |       |50000       |D  |            |
ht To Buy    |        |       |      |    | |           |   |     |/2003|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options-Right|13.4688 |       |      |    | |           |   |3    |01/25|The Dial Cor|       |       |90000       |D  |            |
 To Buy      |        |       |      |    | |           |   |     |/2011|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Phantom Stock|1-for-1 |       |      |    | |           |   |4    |     |The Dial Cor|       |       |5028.9397594|D  |            |
 Units       |        |       |      |    | |           |   |     |     |poration Com|       |       |5           |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Phantom Stock|1-for-1 |       |      |    | |           |   |5    |     |The Dial Cor|       |       |20115.763632|D  |            |
 Units       |        |       |      |    | |           |   |     |     |poration Com|       |       |22          |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. On January 29, 2003, the reporting person acquired a total of 1.63 shares as a result of a dividend payment under The Dial Corporation Employee Stock Purchase Plan.
2. Granted pursuant to the 1996 Stock Incentive Plan. The options shall vest on August 31, 2001. Each option contains a Change in Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the st ock option to the Corporation and to receive cash in an amount equal to the amount by which the Change in Control Price per share of stock shall exceed the exercisable price per share of stock under the stock option multipled by the number of shares of st
3. Granted pursuant to the 1996 Stock Incentive Plan. 1/3 of the options vest on the first anniversary of the grant date; 1/3 vest after the second anniversary of the grant date; and the final 1/3 vest after the third anniversary of the grant date. All op tions vest in the event of a change in control. Each option contains a Change in Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the stock option to the Corporation and to receive cash i
4. Discount stock units accrued under the Corporation's Management Deferred Compensation Plan.
5. Phantom stock units accrued under the Corporation's Management Deferred Compensation Plan.
SIGNATURE OF REPORTING PERSON
Conrad A. Conrad
/s/ Dianne B. Stoehr  Attorney-In-Fact